SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 846,143

	8	Shared Voting Power: 4,085,695

	9	Sole Dispositive Power: 846,143

	10	Shared Dispositive Power: 4,085,695

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,931,838

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% (1)

14	Type of Reporting Person (See Instructions) IN

(1)         Calculation of percentage based on a total of 58,125,398 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 18, 2014.

This Amendment No. 6 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012, Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012, Amendment No. 4 to Schedule 13D filed with the SEC on February 8, 2013, and Amendment No. 5 to Schedule 13D filed with the SEC on October 8, 2013 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Person (as defined below) of shares of Common Stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (f)                                         This Schedule 13D is filed by A. R. Sanchez, Jr., a citizen of the United States of America, referred to herein as the “Reporting Person.”

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)                                 The address of the principal business office of the Reporting Person is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

(c)                                  A.R. Sanchez, Jr. is the founder and Chairman of the Board of Directors of Sanchez Oil & Gas Corporation (“SOG”) as well as the Issuer’s Executive Chairman.

(d) and (e)                                        The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

On June 18, 2014, the Issuer closed its public offering of 5,000,000 shares of its Common Stock. The price to the public per share of Common Stock was $35.25 and underwriting discounts and commissions were $1.67 per share.  In connection with the Issuer’s public offering, the Reporting Person sold 325,000 shares of Common Stock directly held by such person and SOG sold 375,000 shares of Common Stock.  SOG is managed by A. R. Sanchez, Jr. and Antonio R. Sanchez, III, and as such, A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)                                       A. R. Sanchez, Jr. is the sole record owner of, and has sole voting and dispositive power over, an aggregate of 846,143 shares of Common Stock, or 1.5% of the Common Stock issued and outstanding.

Sanexco Ltd, a Texas limited partnership (“Sanexco”), is the sole record owner of 707,333 shares of Common Stock, or 1.2% of the Common Stock issued and outstanding.  San Juan Oil & Gas No. 2, Ltd., Texas limited partnership (“San Juan”), is the sole record owner of 707,333 shares of Common Stock, or 1.2% of the Common Stock issued and outstanding.  Sanexco and San Juan are each controlled by their general partner, Sanchez Management Corporation, a Texas corporation (“SMC”), which is managed by A. R. Sanchez, Jr.  Each of SMC and A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the aggregate 1,414,666 shares of Common Stock held by San Juan and Sanexco, or an aggregate of 2.4% of the Common Stock issued and outstanding.

A. R. Sanchez, Jr., as the general partner of AEP Ltd. Partnership, a Texas limited partnership (“AEP”), may be deemed to share voting and dispositive power over the 474,800 shares of Common Stock held by AEP, or 0.8% of the Common Stock issued and outstanding.

SOG is the sole record owner of 879,472 shares of Common Stock, or 1.5% of the Common Stock issued and outstanding.  SOG is managed by A. R. Sanchez, Jr. and Antonio R. Sanchez, III.  A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG.

The 1988 Trust No. 11, the 1988 Trust No. 12, the 1988 Trust No. 13 and the 1988 Trust No. 14 (collectively, the “Trusts”) hold 371,836, 371,836, 175,036, and 371,836 shares of Common Stock, respectively, or 0.6%, 0.6%, 0.3% and 0.6%, respectively, of the Common Stock issued and outstanding.  A. R. Sanchez, Jr., as the co-trustee of each of the Trusts, may be deemed to share voting and dispositive power over the shares of Common Stock held by each of the Trusts.

A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by San Juan, Sanexco, AEP, SOG and each of the Trusts, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that A. R. Sanchez, Jr. is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

(c)                                  During the past 60 days the following transactions were effected by the entities named in response to Item 5(a) above, in addition to those transactions described in Item 4:

On June 18, 2014, SEP Management I, LLC (“SEP Management”) transferred 113,366 shares of Common Stock, for no consideration, to SOG. These 113,366 shares were owned directly by SEP Management before the transfer. SEP Management is a wholly-owned subsidiary of SOG.

(d)                                 The Reporting Person has or may be deemed to have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such person on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and as described herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph thereof:

Underwriting Agreement for Common Stock Offering

On June 12, 2014, the Issuer, SOG, TAEP Security Trust (“TAEP”) and the Reporting Person, entered into an underwriting agreement (the “Underwriting Agreement”) with Johnson Rice & Company L.L.C., as representative of the several underwriters named therein (collectively, the “Underwriters”), providing for the offer and sale of 5,000,000 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), by the Issuer, at a price to the public of $35.25 per share ($33.5757 per share, net of underwriting discounts).  In addition, SOG, TAEP, and the Reporting Person (collectively, the “Selling Stockholders”) granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock on the same terms, which was exercised by the underwriters in full on June 16, 2014.

The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Selling Stockholders. The Issuer and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments the Underwriters may be required to make because of any of those liabilities. The Underwriting Agreement contains representations, warranties and other provisions that were made or agreed to, among other things, provide the parties thereto with specified rights and obligations and to allocate risk among them. Accordingly, the Underwriting Agreement should not be relied upon as constituting a description of the state of affairs of any of the parties thereto or their affiliates at the time it was entered into or otherwise.

The description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit A hereto.

Lock-Up Agreement for Common Stock Offering

In connection with the public offering of additional shares of Common Stock by the Issuer that closed on June 18, 2014 and pursuant to certain lock-up agreements, the Reporting Person and SOG have agreed, subject to certain exceptions that, without the prior written consent of the representative of the underwriters, neither he nor SOG will, during the period commencing on June 12, 2014 and ending on September 10, 2014 (the “Lock-Up Period”), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), enter into a swap or other derivatives transaction that transfers to another, in whole or in part, any economic benefits or risk of ownership of Common Stock, or otherwise dispose of any Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently or thereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the Reporting Person, SOG or certain affiliates, or publicly announce an intention to do any of the foregoing.

The Reporting Person and SOG have also agreed that, without the prior written consent of the representative of the underwriters, neither he nor SOG will make any demand for, or exercise any right with respect to, the registration of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or warrants or other rights to purchase Common Stock or any such securities during the Lock-Up Period.  The Reporting Person also agreed and consented to the entry of stop transfer instructions with the Issuer’s transfer agent and registrar against the transfer of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by the Reporting Person or SOG except in compliance with the foregoing restrictions.

The description of the lock-up agreement is qualified in its entirety by reference to the full text of the agreement, a form of which is filed as Exhibit B hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Underwriting Agreement (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on June 16, 2014, and incorporated herein by reference).

Exhibit B	Form of Lock-Up Agreement (filed as Exhibit D to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on June 16, 2014, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 1, 2014

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.